Learn Languages Through Song



Language Settings

I speak

English

I want to learn

Español

Accept



Univoice
Product Roadmap

Table of Contents

Overview

The most fundamental goal of Univoice is to make learning language fun and easy. To facilitate the *easy* part of that, great care has been taken to provide the user with a seamless product experience that implies simplicity, even while under the surface our infrastructure is providing powerful neural networks to make delicate judgements in a complex environment.

This document will provide an atlas for the Univoice product as a whole, such that the reader may better understand how we've overcome the hurdles we've encountered so far, and how we'll engineer our future.

General Product Description

UX:
A fluid and graceful series of inquiries reveals a song that a language learner would like to learn how to sing. The song is broken into subsections, and each is presented to the user as a discrete unit to practice. When the user indicates they're ready, a real-time karaoke rendition is initiated, and a score reflecting the user's syllabic pronunciation accuracy throughout the song is provided.

UI:
Univoice is energetic in all we do, and that's reflected in a vibrant, fast, classic UI. Stepping into Univoice feels like stepping away from what's holding you back. We create this atmosphere with full spectrum color schemes, organic lines, and high contrast; add whimsy to taste.

Software Stack:
- MongoDB
- Node.JS
- Swift/Kotlin
- Univoice + Google Speech API
- Angular (Translation/CMS)

Business Goals:
- Become language learning platform with the highest engagement & usage stats globally
- Change the face of language learning - 1st to popularize music as learning method
- Double the total addressable market of language learners

Primary Objectives

Present Features:

- Sing along with popular music to practice your language skills
- See lyrics of songs during playback, both in your native language and the language you're learning
- Supports a library of tens of thousands of songs
- Omnidirectional - a user native to any supported language may learn any other supported language
- Library search/filter structured to encourage new-song finding
- Realtime pronunciation-performance metrics drive gamification features

Active Goals:

- Quality Assurance
  - CMS
  - Mobile
  - Users & Authentication
  - Song Database

- Library Content Management System
  - Improved lyric-sync accuracy
  - User Management - opt in / opt out, transaction history
  - Translator Hub - develop high-fidelity visual frontend; visual/somatic primary workflow; enabling validations, editability of all content
  - *(Only in event that we're prioritizing for monetization)*
        Dashboard - view to show real-time attainment of core KPI's (time/task, # of reworks, etc.)
        QA Hub - develop task management to final state

- User Onboarding Experience | Tutorial
  - Refresh registration screens - optimize for ease and intuitiveness
  - A/B test and optimize onboarding email automation sequence
  - Pre-account creation content access (play before you "pay"); security audit re: the public endpoints
  - Optimize rendering / display of tutorial based on analytics (chunking / placement, length, etc.)
  - Enable voucher / discount code redemption

- Dynamic Content Rendering
  - Playlists - build out this feature set, including display and dynamic functionality (i.e. dragging / dropping, add to playlist, etc.)
  - Favorites - liking, sorting, CRUD, etc.
  - Content gating - business logic for incrementing content access (displaying new content based on key in-app contingencies)
  - Public non-user tutorial content - pre-registration tutorial/demo

- Value System and Monetization
  - Content trickle path - rate at which users unlock play modes, song difficulties, Billboard content
  - Reward system - types of rewards, accrual (business logic & depiction to end user,) redemption
  - *Refine Premium Access logic - identify what premium users get, with the aim to maximize user motivation (i.e. unlimited vs. numbered plays); how premium users exist within the fences / gates we guide users through*
  - Introduce Single Plays as additional subscription option - packs of 3, 5, & 10
  - Analyze trends in subscription volume by type (single play vs. premium)

- Song Difficulty
  - Frontend - Add filter capability to render content by song difficulty
  - CMS - Add tagging capability to categorize songs by difficulty
  - Backend support (e.g. WPM configuration)

Secondary Objectives

High:

- Animation Framework
  - Create an animation framework that removes need for explanatory text & introduces delight (Lottie integration)
  - Replace tutorial and explainer texts throughout the app with animation sequences

- Core Screen Re-design
  - Focus Lines screen
  - Live Play screen
  - Corrections screen (in continuous play)

- Report Cards - Pre & Post Song
  - Ideate / iterate on ideal placement of report cards within user journey
  - Map out near-, mid-, and long-term vision of elements displayed within these cards
  - Visualize the display of near-term elements on pre-song & post-song cards
  - Incorporate into rewards / value system (i.e. perfect these lines & you'll get "X" reward)

- Leaderboards
  - To precede Challenge a Friend
  - Identify the most commonly-displayed data points in e-Learning space
  - Identify most compelling display / rendering of data points

Medium/Low:

- Challenge a Friend
  - Ideate, design, and optimize CaF leaderboards - addresses motivation and accountability
  - Identify most functional / effective rendering of Clubhouse (CaF homescreen) - add/remove friends, accept/reject challenges
  - Incorporate CaF logic throughout all relevant app screens (i.e. 'Send Challenge' CTA on final score screen)
  - Backend QA & ad hoc support
  - Generates referrals - referral codes to reward community builders
  - Reward for participation
      V2.0: ¼ play extra for challenge completed (by both parties); 1 free play for every invited friend who registers
      V3.0: can get more nuanced

- User Progress Tracking
  - Streaks - mechanism by which users can track their continuous engagement
  - Milestones & Missions - mechanism for driving user's discovery and motivation
  - V2.0: Identify framework for
      (1) what to make a milestone
      (2) how to display milestones to users
      (3) how to display completion of milestone & reward redemption
  - V2.5 - 3: Identify framework for
      (1) what to make a mission
      (2) how to display mission to users
      (3) how to display completion of mission & reward redemption

- Selfie-Videos
  - Subtitle overlay of lyrics in output video
  - Ideate about how to improve *learning* efficacy w/ feature.
  - In particular, focus on continuity of practice speech.
  - Editing features. (Combine clips from multiple trials of the same song, single-source audio, synced-karaoke, etc.)
  - Trim-on-save. (Define a window from within the input to save/share at the end.)